15026034

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48382

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenberg Financial Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4511 N Campbell Ave #255
(No. and Street)

Tucson (City) Arizona (State) 85718 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Maxwell 520-544-4909
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Larson Allen LLP
(Name – *if individual, state last, first, middle name*)

335 N Wilmot Road, Suite (Address) Tucson (City) Arizona (State) 85711 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 02 2015
REGISTRATIONS BRANCH
13

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 4/6/2015

OATH OR AFFIRMATION

I, Dean Greenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenberg Financial Group, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Trish Ann Hockenbury

Notary Public

Notary Public State of Arizona
Pima County
Trish Ann Hockenbury
My Commission Expires 06/19/2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CliftonLarsonAllen

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Greenberg Financial Group, Inc.
Tucson, Arizona

We have audited the accompanying statement of financial condition of Greenberg Financial Group, Inc. (the Company) as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenberg Financial Group, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Reconciliation of Net Capital Under Rule 17a5(d)(4); Schedule III, Statement Pertaining to Exemptive Provisions Under 15c3-3(k)) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Reconciliation of Net Capital Under Rule 17a5(d)(4); Schedule III, Statement Pertaining to Exemptive Provisions Under 15c3-3(k)), is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP
Baltimore, Maryland
February 27, 2015

GREENBERG FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

ASSETS		
Cash and cash equivalents	$	6,727
Receivable from broker-dealer/customers		14,094
Employee advances/loans		10,232
Property and equipment, net		5,128
Cash surrender value of life insurance, net		362,483
Dain Rauscher correspondence deposit		35,000
TOTAL ASSETS	$	433,664

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	18,888
Accrued payroll and related taxes		22,987
Retirement plan payable		29,142
Distribution payable		18,746
Line of credit		105,000
Stock redemption agreements, due within one year		20,000
Total liabilities		214,763
STOCKHOLDERS' EQUITY		
Common stock, no par value; 1,000,000 shares authorized, 10,000 shares issued and 8,667 outstanding		267,319
Treasury stock		(58,000)
Retained earnings		9,582
Total stockholders' equity		218,901
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	433,664

The accompanying notes are an integral part of the financial statements.